SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported):   January 4, 2001

CLEVELAND-CLIFFS INC

(Exact name of registrant as specified in its charter)

OHIO	1-8944	34-1464672
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1100 Superior Avenue, Cleveland, Ohio	44114
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (216-694-5700)

(Former name or former address, if changed since last report)

ITEM 9.   Regulation FD Disclosure.

Cleveland-Cliffs Inc published a News Release on January 4, 2001 as follows:

**CLEVELAND-CLIFFS ANNOUNCES
NORTHSHORE MINE PRODUCTION SCHEDULE FOR 2001**

CLEVELAND, OH. – January 4, 2001 – Cleveland-Cliffs Inc (NYSE:CLF) announced today that it intends to reduce iron ore pellet production at its wholly-owned Northshore Mine in Northern Minnesota by approximately 700,000 tons in 2001. The mine has the capacity to produce 4.3 million tons annually, and produced that amount in 2000.

Company officials said one of the pellet production furnaces at Northshore will be shut down for an estimated nine-month period, beginning early next week. The potential for layoffs as a result of the cutback is being evaluated, although the Company said it is looking at reduced overtime and less outside contract work as alternatives to layoffs.

John S. Brinzo, Cliffs chairman and chief executive officer, said, "Unfairly traded imports continue to be a major issue for our steel company customers. However, this production cutback at Northshore also reflects the general deterioration in overall steel demand in North America. The Company's sales outlook for 2001, along with production levels at all the mines Cliffs manages are currently under review."

Cleveland-Cliffs is the largest supplier of iron ore products to the North American steel industry and is developing a significant ferrous metallics business. Subsidiaries of the Company manage and hold equity interests in iron ore mines in Michigan, Minnesota and Eastern Canada. Cliffs has a major iron ore reserve position in the United States and is a substantial iron ore merchant. References in this news release to "Cliffs" and the "Company" include subsidiaries and affiliates as appropriate to the context.

This news release contains predictive statements with respect to iron ore production that are intended to be made as "forward-looking" within the safe harbor protections of the Private Securities Litigation Reform Act of 1995. Although the Company believes that its forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties. Actual results may differ materially from such statements, due to further changes in steel industry business conditions and demand for iron ore pellets by the Company's customers and other mine owners.

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The information contained in this document speaks as of the date of this news release and may be superseded by subsequent events.

News releases and other information on the Company are available on the Internet at http://www.cleveland-cliffs.com.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CLEVELAND-CLIFFS INC

By: /s/ C. B. Bezik

_____
       Name: C. B. Bezik
       Title: Senior Vice President-Finance

Dated: January 5, 2001